July 21, 2005

What can I say?  The past several months have been extremely challenging. Small-cap biotech companies, in general, have been at a low point in the market cycle and we are no exception. Additionally, advancing the pipeline we have built required us to seek additional financing and the timing could not have been worse.  Despite all this, I’m someone who looks at the “glass half full”.

With the completion of the recent financing and some additional belt-tightening, we now have the resources to advance MX-3253 (celgosivir) for hepatitis C into a Phase II combination clinical study, achieve a number of other important milestones, and fund our operations to the end of the third quarter of calendar 2006.  As I’ve said many times before, we are building this company for the long-term, and so short-term challenges like we’ve experienced are just part of the process.

Along with these challenges has come some excellent progress in many areas. For example, our development and commercialization partner for MX-226, Cadence Pharmaceuticals (Cadence), recently reached agreement with the US FDA for a Special Protocol Assessment (SPA) for the confirmatory Phase III study in preventing catheter-related infections, which will be used to gain market approval for the product (see our press release dated June 27, 2005).  This is a much more significant event than most people probably realize.  There are three reasons for this:

1.

Because of the agreement with FDA represented by the SPA, the opportunity for approval of this product has now increased considerably. MX-226 therefore now has lower regulatory risk, with a clear path to market.

2.

A large Phase III study has already been completed, providing statistically significant results in the relevant endpoints which will be used as the basis for approval in accordance with the SPA.  This helps reduce the clinical risk associated with the product, providing a higher chance of clinical success.

3.

The number of catheters where MX-226 can be used has grown significantly.  In 2007 it is estimated that there will be approximately 15 million of these catheters sold in the US every year and over 30 million sold globally.  With MX-226 intended for use at the time of catheter insertion and at each dressing change (by our estimates about 3 - 4 times per catheter on average), this creates a substantial, and growing, commercial opportunity for MX-226, giving us the opportunity for strong, recurring revenues.

So, as we have said before, MX-226 lives!  Now we can say it is more alive than ever.  With lower regulatory and clinical risk, a confirmatory Phase III registration trial projected to be initiated by Cadence this quarter, the large and growing catheter market opportunity and the continued high medical need, MX-226 has proven to be a valuable asset.  And financially, our agreement with Cadence includes US$30 million in milestone payments and a double-digit royalty on net sales.  Cadence has done an outstanding job of advancing this program toward the initiation of the US/European Phase III registration trial.  Our efforts for MX-226 are therefore focused on assisting Cadence in any way possible and licensing the product for other territories.

With MX-3253 (celgosivir), our oral first-in-class product candidate for the treatment of chronic hepatitis C virus (HCV) infections, we have closed enrollment in our Phase IIa monotherapy study and expect results before the end of this calendar quarter.  We are now focused on the initiation of the important Phase IIb combination therapy study, with many of the investigators from the monotherapy study preparing to participate in the combination therapy study.

Recently we announced an agreement with Schering-Plough, one of the leading global pharmaceutical companies in the area of HCV therapy (see our press release dated July 13, 2005).  We expect to benefit greatly from this relationship through Schering-Plough’s expertise and support in our completion of a successful Phase II combination study for MX-3253.

CEO Message

July 21, 2005

Success with this clinical candidate could add a needed therapeutic option for clinicians to use in managing their patients with chronic HCV infections and have tremendous value implications for us since HCV is such a large market opportunity. Currently available therapies are not effective for over half the patients, and for those patients where the standard of care is not effective, there are few alternatives.

Some of the features that make this product so attractive for this indication include:

  Low likelihood of encountering viral resistance: since MX-3253 inhibits a host (human) enzyme, there is less likelihood that the virus can develop resistance to it. One of the concerns with the direct viral inhibitors is the potential for HCV to develop resistance to these drugs.

  Synergistic action against the HCV virus: research has identified that MX-3253 likely works through viral replication inhibition (by blocking the host enzyme essential for glycosylation) which synergistically improves the viral clearing potential of the current gold standard products, namely interferon in combination with ribavirin.

  The only α-glucosidase-1 inhibitor in clinical development for HCV: it is widely believed that chronic HCV infection will continue to be treated with multi-drug combinations in the future so  MX-3253 has the potential to be used in many combinations of drugs (with different mechanisms of action) where an α-glucosidase inhibitor is prescribed.

  Once daily oral dose: MX-3253 is an oral drug candidate with the potential to be dosed once-daily. In a therapeutic area where multi-drug combinations are likely to be commonly used, this oral, once-daily convenience can be important for ease of patient use and compliance.

These are some of the reasons we believe MX-3253 is a potential blockbuster opportunity.

MX-4509, our clinical-stage product candidate from our neurodegenerative disease portfolio, received Health Canada approval in April to begin a Phase I/II clinical study. With the belt-tightening we have undertaken, we have now redirected our strategy for this compound to explore several potential Orphan indications available, such as Friedreich’s ataxia and other serious neurodegenerative conditions with high medical need. With this product already having completed one Phase I clinical study, once we have the data we need we can better assess the clinical targets for the product and proceed accordingly toward further clinical trials.

We also announced recently the positive pneumonia results of our injectable antibacterial lipopeptide, MX-2401 (see our press release dated June 23, 2005). This is the product candidate for which we recently received a $9.3 million investment commitment from the Canadian government’s Technology Partnerships Canada (TPC) program (see our press release dated April 1, 2005).  Efficacy in a pneumonia model is a significant positive factor since it could more than double the potential market opportunity for the product if ultimately approved. This product also has several other competitive advantages that make it attractive as a development candidate. We are now focused on advancing manufacturing process development in preparation for the non-clinical studies required to advance into clinical development.

Summarizing all this, if you look at our news flow over the past four months, you will find:

  MIGENIX and Schering-Plough Sign Agreement for MX-3253 Hepatitis C Drug Development and License Option

  MIGENIX Announces Completion of FDA Special Protocol Assessment for Confirmatory MX-226 Phase III Trial in Preventing Catheter-Related Infections

  MIGENIX Reports Effectiveness of MX-2401 in Pneumonia Model

  MIGENIX Completes Equity Offering

  MIGENIX Receives Approval to Initiate MX-4509 Phase I/II Study

  MIGENIX to Present Celgosivir Data for the Treatment of Hepatitis C at the 18th International Conference on Antiviral Research

  MIGENIX Receives $9.3 Million Investment Commitment from Technology Partnerships Canada

CEO Message

July 21, 2005

That’s a lot of great news.  And with the execution of the strategy we created 3 years ago, we have positioned ourselves well with a broad, balanced pipeline of product opportunities.  Specifically, we now have:

(1)

a well defined, short-term path forward to commercialization and a solid market opportunity with MX-226, now in late-Phase III;

(2)

a Phase II potential blockbuster opportunity with MX-3253 which fits very strategically in the combination therapy domain of hepatitis C treatments with a novel mechanism of action with interest from major biopharmaceutical companies as evidenced by our relationship with Schering-Plough; and

(3)

several additional promising compounds in various stages of clinical and preclinical development, some in niche, Orphan drug indications and others with broad large market potential.

As with any biotech company, clinical and commercial success will be key drivers of our future value and we now have many “shots on goal” to achieve that clinical and commercial success.

All these things make us very enthusiastic about what is to come over the next year. And while the smaller than expected financing we completed in May required us to delay certain activities and reduce our burn, we remain focused on our top priorities and highest value-driving objectives.

Sincerely,

“Jim DeMesa”

Jim DeMesa, MD

President and CEO

Forward- looking Statements

Certain statements in this CEO Message constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: statements concerning MIGENIX's ability of cash to fund its operations to the end of the third quarter of calendar 2006, the SPA agreement with the FDA reducing regulatory risk for MX-226 and increasing the opportunity for approval of MX-226 considerably; by 2007 there being approximately 15 million catheters sold annually in the US and over 30 million globally which combined with an estimated 3-4 dressing changes per catheter representing a substantial growing commercial opportunity for MX-226;  Cadence initiating a confirmatory Phase III study of MX-226 in the third quarter of 2005; the Company having results from the MX-3253 Phase II monotherapy trial in the third quarter of calendar 2005; the Company advancing MX-2401 process development in preparation for the production of MX-2401 for the non-clinical studies required to advance into clinical development; the potential for MX-2401 to be used in the treatment of pneumonia and this more than doubling the market opportunity for MX-2401. These statements are only predictions and actual events or results may differ materially from those reflected in the forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements, conditions in the securities markets generally and with respect to demand for MIGENIX's securities in particular; uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. Certain of these factors and other factors are described in detail in the Company's Final Prospectus, Annual Information Form and Annual Report on Form 20-F, news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.